Exhibit 99.1

Real Messenger Announces Strategic Technology Collaboration Initiative

Costa Mesa, CA, March 25, 2026 (GLOBE NEWSWIRE) — Real Messenger Corporation (“Real Messenger” or the “Company”) (Nasdaq: RMSG), an innovative chat-based platform reimagining real estate connections, , today announced that it has entered into a non-binding memorandum of understanding with a publicly traded U.S. real estate brokerage company to explore the potential deployment of Real Messenger’s integrated real estate technology platform within the brokerage’s agent network.

The parties intend to evaluate the integration of Real Messenger’s platform, including CRM functionality, messaging and communication systems, listing management software, lead generation tools, transaction management capabilities, and analytics.

If implemented, the collaboration could result in the deployment of Real Messenger’s technology across a portion or all of the brokerage’s agent base under a commercial licensing and services framework. Such a deployment would require the execution of a definitive agreement by the parties.

The memorandum of understanding is exploratory and non-binding, and there can be no assurance that a definitive agreement will be reached.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the private placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Real Messenger Corporation

Real Messenger (Nasdaq: RMSG) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

With over 1 million users, Real Messenger is building a vibrant global community, creating a dynamic space for real estate connections, insights, and experiences. In recognition of its impact, Real Messenger was named to the 2023 HousingWire Tech 100 list, and its CEO, Thomas Ma, was honored in Inman’s “Best of Proptech” awards in 2023.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Real Messenger Corporation

ir@real.co

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